As filed with Securities and Exchange Commission on  April 16, 2007

Registration No. 333-128004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VEECO INSTRUMENTS INC.
(Exact name of registrant as specified in its charter)

Delaware	11-2989601
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Sunnyside Boulevard, Suite B

Woodbury, New York 11797

(516) 677-0200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory A. Robbins

Senior Vice President and General Counsel

Veeco Instruments Inc.

100 Sunnyside Boulevard, Suite B

Woodbury, New York 11797

(516) 677-0200

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Rory A. Greiss

Kaye Scholer LLP

425 Park Avenue

New York, New York 10022-3598

(212) 836-8261

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Explanatory Note

This Post-Effective Amendment No. 1 is being filed solely for the purpose of filing exhibits to the Registration Statement on Form S-3 (File No. 333-128004) and no changes or additions are being made hereby to the preliminary prospectus which forms a part of the Registration Statement or to Items 13, 14, 15, 16(b) or 17 of Part II of the Registration Statement. Accordingly, the preliminary prospectus and Items 13, 14, 15, 16(b) and 17 of the Registration Statement have been omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS

Exhibit Number	Description of Exhibits

1.1	Form of Purchase Agreement (Debt Securities)*

3(a)

Amended and Restated Certificate of Incorporation of the Registrant, as amended to date (filed as Exhibit 3.1 to June 30, 1997 Form 10-Q, Exhibit 3.1 to June 30, 2000 Form 10-Q and Exhibit 3.2 to December 31, 2000 Form 10-K and incorporated herein by reference)

4.1	Indenture, dated April 16, 2007, between Veeco Instruments Inc. and U.S. Bank Trust National Association

5.1	Opinion of Kaye Scholer LLP as to the legality of the securities being registered***

12.1	Computation of Ratio Earnings to Fixed Charges**

23.1	Consent of Ernst & Young LLP**

23.4	Consent of Kaye Scholer LLP (included in exhibit 5.1)

24.1	Power of Attorney**

25.1	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1

ITEM 17.  UNDERTAKINGS

(1)	The undersigned registrant hereby undertakes:

(a)  That for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

*                                         To be filed by either amendment to this Registration Statement or as an exhibit to a report filed under the Exchange Act and incorporated herein by reference.

**                                  Previously filed as an Exhibit to the initial filing of this regulation statement on Form S-3 (Registration No. 333-128004) filed with the Securities Exchange Commission on August 31, 2005.

***                           Previously filed as an Exhibit to the initial filing of this regulation statement on Form S-3/A (Registration No. 333-128004) filed with the Securities Exchange Commission on September 28, 2005.

(b)  That for the purposes of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)           The undersigned registrant hereby undertakes:

(1)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however that paragraphs (2)(1)(i) and (ii) do not apply if the information required to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed with the SEC by the company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

Provided further, however, that paragraphs (2)(1)(i) and (2)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(3)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Woodbury, State of New York, on April 16, 2007.

VEECO INSTRUMENTS INC.

By:	/s/ Edward H. Braun
Edward H. Braun
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Form S-3 has been signed by the following persons in the capacities indicated as of April 16, 2007.

Signature		Title

/s/ Edward H. Braun
Edward H. Braun		Director, Chairman and Chief Executive Officer
(principal executive officer)

/s/ John F. Rein, Jr.
John F. Rein, Jr.		Executive Vice President, Chief Financial Officer
and Secretary (principal financial officer)

/s/ John P. Kiernan
John P. Kiernan		Senior Vice President, Finance, Chief Accounting
Officer and Corporate Controller (principal
accounting officer)
*
Richard A. D’Amore		Director

*
Joel A. Elftmann		Director

*
Heinz K. Fridrich		Director

*
Douglas A. Kingsley		Director

*
Paul R. Low		Director

*
Roger D. McDaniel		Director

*
Irwin H. Pfister		Director

*
Peter J. Simone		Director

* By	/s/ Gregory A. Robbins	Attorney-in-Fact
Gregory A. Robbins

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1	Form of Purchase Agreement (Debt Securities)*

3(a)

Amended and Restated Certificate of Incorporation of the Registrant, as amended to date (filed as Exhibit 3.1 to June 30, 1997 Form 10-Q, Exhibit 3.1 to June 30, 2000 Form 10-Q and Exhibit 3.2 to December 31, 2000 Form 10-K and incorporated herein by reference)

4.1	Indenture, dated April 16, 2007, between Veeco Instruments Inc. and U.S. Bank Trust National Association

5.1	Opinion of Kaye Scholer LLP as to the legality of the securities being registered***

12.1	Computation of Ratio Earnings to Fixed Charges**

23.1	Consent of Ernst & Young LLP**

23.4	Consent of Kaye Scholer LLP (included in exhibit 5.1)

24.1	Power of Attorney**

25.1	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1

*                                         To be filed by either amendment to this Registration Statement or as an exhibit to a report filed under the Exchange Act and incorporated herein by reference.

**                                  Previously filed as an Exhibit to the initial filing of this regulation statement on Form S-3 (Registration No. 333-128004) filed with the Securities Exchange Commission on August 31, 2005.

***                           Previously filed as an Exhibit to the initial filing of this regulation statement on Form S-3/A (Registration No. 333-128004) filed with the Securities Exchange Commission on September 28, 2005.